Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Agrees to Sell its 48.83% Stake of Spanish Company CEPSA to IPIC and Initiates a Co-Operation with IPIC in Oil and Gas
Paris, February 16, 2011 — Total and IPIC have signed an agreement whereby Total will sell its 48.83% share in the capital of CEPSA. This sale will take place pursuant to a public takeover bid over the entire share capital of CEPSA that IPIC has undertaken to file with the Spanish Securities Commission CNMV. IPIC will offer 28 Euros per share of CEPSA and a dividend of 0.50 Euro per share shall be paid to existing shareholders. Total has undertaken irrevocably to tender its shares into the offer and will receive an amount of approximately 3.7 billion Euros. The transaction is conditioned on obtaining all requisite government approvals.
IPIC, a wholly owned entity of the Government of the Emirate of Abu Dhabi, is currently a shareholder of CEPSA with a stake of 47.06%.
CEPSA is the second largest Spanish oil company with a refining capacity of 528,000 barrels per day, a network of approximately 1,750 service stations in Spain and Portugal and a hydrocarbons production of approximately 55,000 barrels per day. CEPSA also operates in Petrochemicals, Gas distribution and Power.
In this way, Total pursues the implementation of its goal of reducing its exposure to European Refining.
Total and IPIC also signed a Memorandum of Understanding in exploration and production whereby they intend to develop projects of common interest in the upstream oil and gas sectors.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com